# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TransCode Therapeutics, Inc., CIK 0001829635
CUSIP: 89357L501
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6 Liberty Square, #2382,, Boston,, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 07/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001732374

## Reporting persons
- Unleash Immuno Oncolytics, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 300,000; shared voting power 0; sole dispositive power 300,000; shared dispositive power 0; aggregate amount beneficially owned 300,000 (9.94% of the class)

## Item 1. Issuer
Name of issuer: TransCode Therapeutics, Inc.
Address of issuer's principal executive offices: 6 Liberty Square, #2382, Boston, Massachusetts, 02109

## Item 2. Person Filing
Name of person filing: Unleash Immuno Oncolytics, Inc.
Address of principal business office or, if none, residence:
990 Biscayne Boulevard, Suite 502
Miami, FL 33132
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 300,000
Percent of class: 9.94%
Sole power to vote or to direct the vote: 300,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 300,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Unleash Immuno Oncolytics, Inc.: /s/Daniel Eduardo Katzman, Daniel Eduardo Katzman/Chief Executive Officer (07/28/2026)